

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

October 26, 2005

Via U.S. Mail and Fax (212) 730-7523
Craig Kaufman
Controller and Treasurer
Skyterra Communications, Inc.
19 West 44th Street
Suite 507
New York, NY 10036

> **RE:** **Skyterra Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2004**
> **Filed March 31, 2005**
>
> **Form 10-Q for the quarters ended March 31 and June 30, 2005**
> **File No. 0-13865**

Dear Mr. Kaufman:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director